Exhibit 99.2

Brookfield Asset Management Inc.

Letter to Shareholders

Overview

During 2011 we integrated many of the operations and assets that we acquired during the last three years, invested incremental capital in these businesses and acquired a number of assets for our operations.

We continue to deploy significant resources in raising new private funds. We are also in the final stages of implementing our listed issuer strategy, by creating flagship public entities and private funds deployed in the asset classes where we enjoy a distinct competitive advantage. In this regard, we achieved a meaningful milestone in 2011 with the launch of Brookfield Renewable Energy Partners.

We succeeded in recycling significant amounts of capital in our property operations last year, acquired and developed several new projects in our renewable power group and invested capital to expand a number of facilities in our infrastructure group.

Overall, we believe that 2012 will be a good year to invest capital and therefore we are focused on profitably deploying the capital we manage for clients and shareholders, while raising additional capital from clients backed by our strong performance over the past number of years.

The total return for each Brookfield share was $5.33 in 2011, a 14% return on our calculated intrinsic value of the business. This return was generated 28% from cash flow and 72% from the increase in value of our assets. While satisfactory, these results continue to be impacted by the unsettled global economy, the capital invested by us in new investments which are in the early stages of surfacing value, and our exposure to a number of U.S. housing related businesses. We are confident though, that as the global economy recovers, our results will grow disproportionately on the upside.

Market Environment

North American equity markets were flat in 2011, down in Europe and off significantly in the emerging markets. This was largely due to concerns about sovereign debt issues, sluggish economic growth, a potential credit crisis in Europe, and fears about renewed inflation in developing economies. The debt markets generally performed well, benefitting from investor anxiety.

As we head into 2012, many of the concerns prevalent last year appear to have abated. The U.S. economy is growing again and fears about Europe and inflation appear to have been overstated. Nevertheless, investors are now facing the stark reality that growth rates in the developed world will remain sluggish until sovereign debt levels have been significantly reduced. This bodes well for our real asset investment strategy and the types of investments that we own and manage.

1 | Brookfield Asset Management Inc. – 2011 Year End Letter to Shareholders

With interest rates remaining low, real assets such as our property, power and infrastructure investments offer strong risk adjusted returns to investors. These investments produce cash returns well in excess of prevailing bond yields and provide investors with a valuable hedge against inflation. Moreover, unlike bonds, they also offer the potential for further capital appreciation.

In contrast to the developed world, the emerging markets continue to experience exceptional growth. Many of these emerging economies also present less risk than developed markets on a relative basis as they have attractive fiscal balances, well-capitalized banks, rapidly increasing levels of investment and favourable demographics. As a point of reference, in 1990, the emerging markets represented approximately 25% of global GDP, whereas today they are now over 40%, and growing.

Our positive investment performance over the past number of years can be partially attributed to this dramatic rise in the contribution to global GDP from emerging market countries. We have a substantial portion of our equity capital invested in Australia, Brazil and Canada. These three countries benefit from the strong economic growth in the developing world. They are all major commodity producers and are enjoying record commodity prices for their outputs. Brazil in particular, as one of the BRIC countries, has seen remarkable growth in the past decade.

Overall, we own or manage over $50 billion of investments in these three countries including approximately $15 billion in Brazil. In general, these countries offer higher investment returns as many investors do not have global operations that enable them to invest in these economies and despite their name, Brazil and many of other emerging countries have “fully arrived” and are in fact now less risky than some of their “more developed” country counterparts.

This growth and resulting diversification of the world’s economy has also had a related benefit of raising the per capita GDP for many of the world’s population. This has caused a great expansion in market size for goods and services previously only purchased by the more developed world. The opportunities that this new global environment presents for the world at large and to companies such as ours are tremendous as more people become economic participants in the global economy.

Overall Investment Performance

Our share price was off 16% in 2011, compared to flat performance from the S&P 500 index. The economic turmoil in the global financial markets, our issuance of shares early in the year, and the strong performance by our shares in the two preceding years were all likely part of the reasons for this performance.

More importantly, the past five years bring to mind other periods of relatively flat performance for our shares, when substantial value was being built within our business as we expanded, but not recognized in the share price until the value creation became more visible. We believe this is occurring today and at some point will be recognized in the share price.

2 | Brookfield Asset Management Inc. – 2011 Year End Letter to Shareholders

Long-Term Compound Return

	Brookfield (NYSE)	S&P 500	10-Year Treasuries
3	24%	13%	5%
5	1%	2%	5%
10	20%	1%	5%
20	16%	9%	7%

Our 10-year and 20-year compound returns of 20% and 16%, respectively, compare favourably to most other investments, and we see no reason why we should not be able to continue to compound our long-term returns at these attractive levels in the future.

Furthermore, our two flagship spin-off entities, Brookfield Infrastructure Partners and Brookfield Renewable Energy Partners, achieved returns well in excess of 20% over the past three years by building portfolios of long duration assets with strong cash flows. Notwithstanding this performance, we see significant upside for both of these entities going forward.

Summary of 2011

We had an excellent year building intrinsic value within the company. On behalf of you and our clients we own one of the highest quality global income property portfolios, among the largest independent hydro power companies, and one of the most diversified global infrastructure businesses. In each of these operations we achieved a number of milestones which included operational improvements, strategic repositionings, expansions and acquisitions. The most meaningful highlights follow:

Property

With over 300 million square feet of property assets, this is our largest business. We are focused on premier office and retail properties, but also own a number of other income properties. Highlights of the year include the successful leasing of 11 million square feet of office space with a 10% uplift to former rental rates achieved, and leasing of 5 million square feet of retail space.

We sold $1.8 billion of properties, recycling this capital into new, higher return acquisitions, including a two million square foot office property in midtown Manhattan, two office properties in Australia and an office property in each of Denver and Washington, D.C. Across our property portfolio, we refinanced $8 billion of loans to extend maturity and fix interest rates at attractive levels.

We focused our U.S. shopping mall portfolio by separating our large regional malls from a portfolio of smaller, neighbourhood malls. We also increased our interest in our Brazilian shopping mall portfolio, and doubled our effective investment in our U.S. malls through stock market purchases.

Our property portfolio also includes a number of development assets that have yet to generate cash, but will do so in the near future, such as our signature 1.3 million square foot office project in Perth, where the first tower will open in June 2012. Our opportunistic real estate funds acquired control of various portfolios of office, multi-family and hotel properties.

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As a result of our global investment in real estate, we were recently able to acquire a $1 billion portfolio of defaulted property loans in New Zealand from a European bank. We also acquired a defaulted loan backed by 40% of an Australian public company which owns a prime office development site in Sydney.

Renewable Power

This business encompasses 178 power facilities which include 172 hydro facilities and six wind farms. The portfolio generates 16.8 terawatt hours of electricity, producing close to $1 billion of net operating income annually.

Major initiatives within our renewable power operations included the completion of four construction projects for $700 million which have or shortly will bring on 280 megawatts of capacity. We received the necessary permits to construct a $200 million hydro project in western Canada, and we acquired a number of early stage wind developments and one 30 megawatt hydro plant in Brazil for R$300 million. We completed close to $1 billion of financings in our renewable power group, extending term and fixing rates.

We have offset the significant pressure on power rates that is being driven by low natural gas prices by continuing to emphasize the superior benefits of our energy compared to other forms of power because of its renewable nature.

The merger of our wholly-owned power assets with those within our former income fund to form Brookfield Energy Renewable Partners was well received, with strong unitholder support and positive performance of the shares since announcement. We are very excited about the future growth we expect to achieve with this global entity.

Infrastructure

We own a globally diverse group of real return infrastructure assets totalling $18 billion, including transmission lines, gas pipelines, sea-ports, roads, rail lines, timber, toll roads and other types of infrastructure. These businesses are experiencing strong organic growth, and given that government balance sheets around the world are strained, we believe we will have excellent opportunities to expand our asset base in the years ahead.

One highlight of our activity in 2011 was the signing of take-or-pay contracts for the expansion of our rail lines in Western Australia. These contracts secure a A$600 million railway expansion project which should result in exceptional returns over the next few years from these operations.

In Australia, we also secured the lands required to expand our coal terminal’s annual capacity from 85 million to close to 160 million tonnes, which will make it the largest facility in the world. Contract negotiations are taking place with a number of global mining companies to support a construction start in 2013 on this $5 billion project.

We acquired a 54% interest in a 33-kilometer portion of the ring-road around Santiago, the capital city of Chile, for a total value of approximately $760 million which positions us well for future growth in this business. We also purchased an electrical distribution network in Colombia for $440 million, our first acquisition in our Colombia Fund, and began construction on our $750 million electricity transmission project in Texas.

4 | Brookfield Asset Management Inc. – 2011 Year End Letter to Shareholders

We continue to expand our northern UK port to accommodate container traffic growth, which has continued to capture increased shipments due to its location, despite the European economic slowdown.

Our flagship private infrastructure fund is now close to 50% committed. Based on our initial returns and the positive environment for putting the balance of the capital to work, we expect strong performance from this fund.

Private Equity

Our private equity business encompasses approximately $8 billion of invested capital in opportunistic investments largely related to our operating businesses, and in businesses where we have operating experience. This business today is conducted mainly through various private equity and special situation funds.

Over the past year, we sold most of our Australian residential operations, merged our U.S. and Canadian housing units into a new public company and continued to expand our Brazilian housing businesses. We completed a $500 million bond offering in one of our Special Situations Fund II investments and distributed the proceeds to our Fund investors, while continuing to own 100% of the company.

New initiatives in our private equity business included a $125 million loan to an infrastructure manufacturer, and we completed a number of operational and recapitalization initiatives within our existing companies. We continued to put our capital into counter-cyclical investments related to the “out of favour” U.S. natural gas and residential housing sectors, both of which we believe have, or are close to bottoming.

Earnings Capacity and Dividends

We have approximately $26 billion of shareholder equity capital, which over time should earn an all-in compound return close to 15%. After costs and allowances for margin of error, we believe that we can compound our equity at 12% over the longer term. This enables us to earn for shareholders approximately $3 billion annually or about $4.60 per share, which will continue to grow over time as a result of compounding.

Of the $3 billion, about $1.25 billion is cash flow generated from the assets. The balance of $1.75 billion represents the intrinsic value that builds within the assets over time and is recognized as cash when we monetize assets either through sale, refinancing or other forms of monetization such as taking a company public and reducing our interests. In addition, some of this wealth creation is recognized each year through our income statement or equity statement, as value is recognized under IFRS accounting, or otherwise marked to market. For example, in 2011 we generated a 14% return or $5.33 per share, approximately 28% from cash flows received and 72% from asset appreciation.

We use a portion of the value created annually to distribute dividends to you. This year we are increasing our annual dividend by four cents per share, bringing the dividend to 14 cents per quarter or 56 cents on an annualized basis. This increase reflects the resumption of our policy from years ago of increasing the distributions over time by an amount that corresponds to the growth in cash flow generated from the business, while ensuring we retain sufficient capital to build our equity base, and maintain strong investment grade ratings.

5 | Brookfield Asset Management Inc. – 2011 Year End Letter to Shareholders

We have the capacity to pay larger dividends over time, although generally we believe that re-investment back into our four major businesses is more accretive to long-term shareholder returns than payment of substantially higher dividends.

We currently distribute about $350 million annually to you as shareholder dividends and believe this proportion is appropriate for a long-term business such as ours, where growth relies on having capital available to capitalize on opportunities as they arise, and especially when others do not have the same access to funding. Our acquisitions in 2009-2010 of General Growth Properties and Babcock & Brown Infrastructure and recent purchases of defaulted loan portfolios and other assets from European corporations, illustrate why having strength to act when others cannot, generally leads to exceptional returns.

Global Interest Rates and Real Asset Returns

We have been living through the lowest interest rates experienced in living memory. This has allowed governments, corporations and individuals to slowly work through debt issues that would otherwise have resulted in a broader and more extensive financial correction. The resultant low level of interest rates should continue for a number of years, but eventually this presents one of the greatest investment risks for global investors.

In short, the risk reflects the fact that when interest rates increase in the future, all assets which are long-tailed in nature will have their perceived values adjusted downward. However, our portfolio is different. Because of the real return nature of the assets we own, within a relatively short period of time, our portfolio will earn back the adjustments as the rate of growth in the underlying cash flows increases due to economic expansion and the inflationary pressures that will give rise to the increase in interest rates.

As a result, we believe real assets will protect against long-term interest rate increases, and will outperform asset classes such as government bonds. Real assets generate cash on an annual basis, and the cash flow from premium assets generally increases over time so that the capitalized value of this cash flow stream becomes even greater. This real return protection is particularly valuable in periods of sustained inflation.

Furthermore, we believe that the capitalized values of real assets today are not reflective of the low interest rates due to the expanded risk premiums which currently exist, among other factors, and therefore the first 2% to 3% of increases in long-term interest rates will have virtually no affect on values for real assets. Nonetheless, we continue to utilize this environment to fix the long-term financing of our real assets at historically low interest rates, thus further protecting current values and enhancing real returns if interest rates rise.

The Next 10 Years

Most management teams have a high estimate of the value of the assets they are responsible for managing. This is usually because they are emotionally attached to the business, but also because they exercise control over achieving the plans. Furthermore, as they work in the business daily, they usually have access to more information and therefore understand the long-term potential of the business.

6 | Brookfield Asset Management Inc. – 2011 Year End Letter to Shareholders

With the above proviso, we estimate that the underlying value of our business is conservatively valued today at approximately $41.00 per share, although we suspect that if assets were sold judiciously over a period of time, values in excess of this could be achieved, and after taxation would result in distributions of at least that amount. This takes into account our IFRS valuations, adjustments to businesses that are not valued under IFRS, premiums for control, and a value for our asset management business and other operations we own.

To be clear, we have no intention of liquidating the company in this fashion as we believe this would be a poor long-term decision for shareholders and would undervalue the overall franchise built up in the company. Instead, we intend to continue building the business and expect that over five to seven years, the value of the company will compound at values in the range of at least 12% per share starting with today’s intrinsic value. Compared to alternatives, we believe this offers shareholders an excellent risk-adjusted investment. The value we are creating results from increases in cash flow on our core assets, the hard work by our 23,000 operating people, and our asset management operations ultimately being valued on a multiple of cash flow traditionally accorded to these types of well-established franchises.

Lastly, and maybe most importantly, in five to 10 years we believe that our asset management operations will mature to a point that if its intrinsic value is not reflected in the share price, we will be able to separate this business from our real assets to ensure the values are surfaced. Of course, this value may be recognized in the stock market as more investors better understand our strategies, but we will always have the option to take steps to sell assets and repurchase shares, or spin-off assets to shareholders in order to surface value.

Structure of our Organization

One significant step towards maximizing our business flexibility was the launch of our publicly traded flagship infrastructure and renewable power companies, over the past five years.

The first step was the listing of Brookfield Infrastructure in 2008. The second step was the merger of our power operations into our recently launched Brookfield Renewable Energy Partners, completed in 2011. The next step, expected in 2012, if we can achieve it, would be the launch of a similar flagship public entity for our property group, which is currently one of the largest diversified real estate businesses in the world. If launched, this entity would likely be created through the partial spin-off of shares of our currently 100% owned property group to our shareholders, as we did with Brookfield Infrastructure in 2008. Like our other two flagship entities, this entity would have a mandate to expand globally, be managed by us and have a strong dividend payout policy. As with the others, we would retain a very meaningful investment in this business.

And, while it is possible that our flagship property entity, like Brookfield Infrastructure, will take time to find a base of global income and growth oriented investors who wish to be our partners, we expect that its global profile and asset values will enable the company to take advantage of both scale and global diversity to enhance capital allocation decisions and therefore returns for its shareholders.

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Once the full re-alignment is completed, and with our flagship private funds working in conjunction with these sector specific listed entities, we believe that we will have created a global asset manager with access to long-term capital that few will rival. This competitive advantage of structure and scale, our operating knowledge from our business platforms, and our mindset of longer term capital returns should provide us with the ability to deliver top tier returns to you, as well as our investment partners on a consistent basis.

Strategy and Goals

Our business strategy is to provide world-class alternative asset management services on a global basis, focused on real assets such as property, renewable power, infrastructure, and private equity investments. Our business model is to utilize our global reach to identify and acquire high quality assets at favourable valuations, finance them prudently, and then enhance the cash flows and values of these assets through our established operating platforms to achieve reliable attractive long-term total returns for the benefit of our shareholders and clients.

Our primary long-term goal remains achieving 12% to 15% compound annual growth in the underlying value of our business measured on a per share basis. This increase will not occur consistently each year, but we believe we can achieve this objective over the longer term by:

•	Operating a world-class asset management firm, offering a focused group of products on a global basis to our investment partners.

•
Focusing the majority of our investments on high quality, long-life, cash-generating real assets that require minimal sustaining capital expenditures and have some form of barrier to entry, and characteristics that lead to appreciation in the value of these assets over time.

•
Differentiating our investing by utilizing our operating experience, global platform, scale and extended investment horizons to generate greater returns over the long-term for our shareholders and partners.

•
Maximizing the value of our operations by actively managing our assets to create operating efficiencies, lower our cost of capital and enhance cash flows. Given that our assets generally require a large initial capital investment, have relatively low variable operating costs, and can be financed on a long-term, low-risk basis, even a small increase in the top-line performance typically results in a proportionately larger contribution to the bottom line.

•
Actively managing our capital. Our strategy of operating our businesses as separate units provides us with opportunities from time to time to enhance value by buying or selling parts of a business. In addition to the underlying value being created in the business, this strategy allows us to re-allocate capital to new opportunities in order to achieve the optimal overall returns.

Summary

We remain committed to being a world-class asset manager, and investing capital for you and our investment partners in high-quality, simple-to-understand assets which earn a solid cash return on equity, while emphasizing downside protection of the capital employed. With interest rates still low, our chosen areas of real assets continue to offer attractive options for alternative investment portfolios.

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The primary objective of the company continues to be generating increased cash flows on a per share basis, and as a result, higher intrinsic value over the longer term.

And, while I personally sign this letter, I respectfully do so on behalf of all of the members of the Brookfield team, who collectively generate the results for you. Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or ideas you wish to discuss or share with us.

J. Bruce Flatt
Chief Executive Officer
February 17, 2012

Note: This letter to shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995.  The words, “future,” “intend,” “grow,” “expect,” “believe,” “positions,” “objective,” “continue,” “enable,” “generate,” “maintain,” “expand,” “focus,” “commit,” “estimate,” “bode,” “potential,” “see,” and derivations thereof and other expressions, including conditional verbs such as “will,” “can,” “may,” “could,” “would,” and “should” are predictions of or indicate future events, trends or prospects or identify forward-looking statements.  Forward-looking statements in this letter include statements with respect to the following: our belief that 2012 will be a good year to invest capital and our focus on deploying the capital we manage and raising additional capital; the growth of our results as the global economy recovers; the growth rates in the developed world and their effect on our strategy; the potential for capital appreciation of real assets; the future recognition in our share price of currently unrecognized value; our ability to continue to compound our long-term returns at attractive levels; the ability of our development assets to generate cash in the future; the completion and acquisition of renewable energy projects in North America and Brazil; the future growth of Brookfield Renewable Energy Partners; the expansion of our rail lines in Western Australia; the expansion of our Australian coal terminal and our UK port operations; the construction of our electricity transmission project in Texas; the performance of our flagship private infrastructure fund; our belief that our business strategies should enable our shares to compound at a rate of between 12% and 15%; our distribution policy; our belief that reinvestment back into our four major businesses is more accretive to long-term returns than payment of substantially higher dividends; the continuation of the low level of interest rates; our belief that real assets will protect against long-term interest rate increases; the potential launch of a flagship public entity for our property group; our objective of generating increased cash flows on a per share basis and a higher intrinsic value of the company over the longer term; and other statements with respect to our beliefs, outlooks, plans, expectations, and intentions. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include the following: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing and refinancing; strategic actions including our ability to acquire and develop high quality assets; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; our ability to attract and retain suitable management; adverse hydrology conditions; regulatory and political factors within the countries in which we operate; tenant renewal rates; availability of new tenants to fill property vacancies; default or bankruptcy of counterparties to our contracts and leases; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in our form 40-F filed with the Securities and Exchange Commission as well as other documents filed by us with the securities regulators in Canada and the United States including Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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